Exhibit 99.1

Galmed Pharmaceuticals Announces Upcoming Publication in JHEP Reports of New Data Supporting Aramchol's Novel Anti-Fibrotic Mechanism of Action

- Galmed KOL Symposium and Pipeline Update taking place later today at 11 a.m. Eastern time

TEL AVIV, Israel, Jan. 26, 2021 /PRNewswire/ -- Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) ("Galmed" or the "Company"), a clinical-stage biopharmaceutical company for liver, metabolic and inflammatory diseases, today announced upcoming publication of a paper entitled "Aramchol Downregulates Stearoyl CoA-Desaturase 1 (SCD1) in Hepatic Stellate Cells to Attenuate Cellular Fibrogenesis" in the JHEP Reports. The paper is expected to be published in the JHEP Reports on January 28, 2021.

The paper summarizes a longstanding research collaboration by Prof. Scott Friedman, Chief of the Division of Liver Diseases, Icahn School of Medicine at Mount Sinai, New York and Prof. Jose Mato of the Precision Medicine and Metabolism Laboratory, CIC bioGUNE, Spain describing for the first time the role of SCD1 in hepatic fibrogenesis and outlining the mechanism by which Aramchol exerts its anti-fibrotic effect directly by down regulation of SCD1 in hepatic stellate cells (HSCs). Data further support Aramchol's role in fibrosis reversal, including the potential antifibrotic activity in the ongoing Phase 3 ARMOR study in patients with NASH and fibrosis.

"Our findings establish a direct antifibrotic effect of Aramchol on hepatic stellate cells, the principal collagen-producing cell in liver through its inhibition of SCD1. Combined with its ability to reduce liver fat, these exciting new data establish a dual mechanism of action of Aramchol that reinforces its potential efficacy in NASH patients with fibrosis," said Prof. Friedman, who is also Dean for Therapeutic Discovery, Fishberg Professor of Medicine and Pharmacologic Sciences at Mount Sinai, and senior author.

Prof. Friedman will be participating in the Q&A session of Galmed's KOL Symposium and Pipeline Update taking place later today at 11am Eastern time. To register for the event, please click here.

 About Aramchol and Non-alcoholic Steatohepatitis (NASH)

Aramchol (arachidyl amido cholanoic acid) is a novel fatty acid bile acid conjugate, liver targeted SCD1 modulator, developed as an oral therapy for the treatment of nonalcoholic steatohepatitis ("NASH") and fibrosis. Aramchol's ability to modulate hepatic lipid metabolism was discovered and validated in animal models, demonstrating downregulation of the three key pathologies of NASH: steatosis, inflammation and fibrosis. The effect of Aramchol on fibrosis is mediated by downregulation of steatosis and directly on human collagen producing cells. Aramchol has been granted Fast Track Designation status by the FDA for the treatment of NASH.

NASH is an emerging world crisis impacting an estimated 3% to 5% of the U.S. population and an estimated 2% to 4% globally. It is the fastest growing cause of liver cancer and liver transplant in the U.S. due to the rise in obesity. NASH is the progressive form of non-alcoholic fatty liver disease that can lead to cardiovascular disease, cirrhosis and liver-related mortality.

About Galmed Pharmaceuticals Ltd.

Galmed Pharmaceuticals Ltd. is a clinical stage drug development biopharmaceutical company for liver, metabolic and inflammatory diseases. Our lead compound, Aramchol™, a backbone drug candidate for the treatment of NASH and fibrosis is currently in a Phase 3 registrational study. We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide and plan to initiate a first in human study by the first quarter of 2021.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed's objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as "believes," "hopes," "may," "anticipates," "should," "intends," "plans," "will," "expects," "estimates," "projects," "positioned," "strategy" and similar expressions and are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause Galmed's actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the timing and cost of Galmed's pivotal Phase 3 ARMOR trial, or the ARMOR Study or any other pre-clinical or clinical trials; completion and receiving favorable results of the ARMOR Study for Aramchol or any other pre-clinical or clinical trial; the impact of the COVID-19 pandemic; regulatory action with respect to Aramchol or any other product candidate by the FDA or the EMA; the commercial launch and future sales of Aramchol or any other future products or product candidates; Galmed's ability to comply with all applicable post-market regulatory requirements for Aramchol or any other product candidate in the countries in which it seeks to market the product; Galmed's ability to achieve favorable pricing for Aramchol or any other product candidate; Galmed's expectations regarding the commercial market for NASH patients or any other indication; third-party payor reimbursement for Aramchol or any other product candidate; Galmed's estimates regarding anticipated capital requirements and Galmed's needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy; and Galmed's expectations regarding licensing, acquisitions and strategic operations. More detailed information about the risks and uncertainties affecting Galmed is contained under the heading "Risk Factors" included in Galmed's most recent Annual Report on Form 20-F filed with the SEC on March 12, 2020, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed's current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact: Guy Nehemya, Chief Operating Officer, Galmed Pharmaceuticals Ltd., investor.relations@galmedpharma.com, +972-3-693-8448